Free Writing Prospectus
filed pursuant to Rule 433
Registration Statement on
Form S-1 (No. 333-257197)
July 6, 2021



Applied UV, Inc.

(NASDAQ:AUVI)

Innovations for Infection Prevention

JULY 2021

www.applieduvinc.com

Safe Harbor Statement

This presentation may contain "forward-looking statements." Forward-looking statements reflect the current view about future events. When used in this prospectus, the words "anticipate," "believe," "estimate," "expect," "future," "intend," "plan," or the negative of these terms and similar expressions, as they relate to us or our management, identify forward-looking statements. Such statements, include, but are not limited to, statements contained in this presentation relating to the view of management of Applied UV, Inc. (the "Company") concerning its business strategy, future operating results and liquidity and capital resources outlook. Forward-looking statements are based on the Company's current expectations and assumptions regarding its business, the economy and other future conditions. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. The Company's actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees of assurance of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors or events that could cause the Company's actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

Free Writing Prospectus

This presentation highlights basic information about us and the offering. Because it is a summary that has been prepared solely for informational purposes, it does not contain all of the information that you should consider before investing in our company. Except as otherwise indicated, this presentation speaks only as of the date hereof.

This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation.

Neither the Securities and Exchange Commission (the "SEC") nor any other regulatory body has approved or disapproved of our securities or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense.

This presentation includes industry and market data that we obtained from industry publications and journals, third-party studies and surveys, internal company studies and surveys, and other publicly available information. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this presentation, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions that were used in preparing the forecasts from the sources relied upon or cited herein.

We have filed a Registration Statement on Form S-1 (File No. 333-257197) with the SEC, including a preliminary prospectus dated July 6, 2021 (the "Preliminary Prospectus"), with respect to the offering of our securities to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the risk factors described therein) and, when available, the final prospectus relating to the offering, and the other documents we have filed with the SEC, for more complete information about us and the offering. You may obtain these documents, including the Preliminary Prospectus, for free by visiting EDGAR on the SEC website at http://www.sec.gov.

Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling (212) 409-2000 or by email at prospectus@ladenburg.com.

Risk Factors

Investing in our securities stock involves a high degree of risk. You should carefully consider the risks described below, as well as the additional risk factors and other information included in our S-1 Registration Statement or incorporated by reference therein from our periodic reports and other SEC filings, including our financial statements and the related notes, and the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in our Annual Report on Form 10-K for the year ended December 31, 2020 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, any of which may be relevant to decisions regarding an investment in or ownership of our securities. The occurrence of any of these risks could have a significant adverse effect on our reputation, business, financial condition, results of operations, growth and ability to accomplish our strategic objectives. We have organized the description of these risks into groupings in an effort to enhance readability, but many of the risks interrelate or could be grouped or ordered in other ways, so no special significance should be attributed to the groupings or order below.

- The Company operates through SteriLumen and Munn Works and its only material assets are its equity interests in those subsidiaries. As a result, our only current source of revenue is distributions from our subsidiaries and SteriLumen has incurred losses since its inception, and we anticipate it will continue to incur significant losses for the foreseeable future and revenue from Munn Works may not be sufficient to offset those loses.
- The pandemic caused by the spread of the Coronavirus could have an adverse impact on our financial condition and results of operations and other aspects of our business.
- Our success depends, in part, on our relationships with, and the efforts of, third-party manufacturers, distributors, and other third parties that perform various tasks for us. If these third parties do not successfully carry out their contractual duties or meet expectations, we may not be able to commercialize our product candidates and our business could be substantially harmed.
- We could need to raise additional capital in the future, and if we are unable to secure adequate funds on terms acceptable to us, we could be unable to execute our business plan.
- We could be subject to significant warranty obligations if our products are defective, which could have a material adverse effect on our business, financial condition, and results of operations.
- We may engage in future acquisitions or strategic transactions which may require us to seek additional financing or financial commitments, increase our expenses and/or present significant distractions to our management.

Transaction Overview

Issuer:	Applied UV, Inc.
Security:	10.5% Series A Cumulative Perpetual Preferred Stock
Ticker / Exchange:	AUVIP / NASDAQCM
Proposed Offering Size:	$10.0 million
Over-Allotment Option:	15.0%
Price per Share:	$25.00
Dividend Rate:	10.5%
Dividend Frequency:	Monthly
No Call Provision:	1 year
Optional Redemption:	Redeem at the following premium, plus any accrued and unpaid dividends, respectively: • 120% of par value after year 1; • 112% of par value after year 2; • 108% of par value after year 3; • 105% of par value after year 4; • Until year 5; redeem at par value after year 5
Segregated Account:	Company will establish a segregated account that will be funded at closing with proceeds necessary to pre-fund twelve (12) monthly dividend payments. The segregated account will be used solely for payment of dividends on the Series A Preferred Stock and cannot be used for other corporate purposes.
Use of Proceeds:	General corporate purposes, including new investments and acquisitions.
Lead Bookrunning Manager:	Ladenburg Thalmann & Co. Inc.
Joint Bookrunning Manager:	EF Hutton, division of Benchmark Investments, LLC

Corporate Overview

Applied UV offers lab validated, data driven disinfection solutions for air and surface applications.

Air Purification

airocide®

DEVELOPED BY NASA

Eliminates:


PM 2.5
Pollen
Mold Spores
Bacteria
Viruses
VOCs
Odors
Smoke



FDA Cleared Medical Device (Class II)

Suitable for providing medical grade air purification in critical hospital settings

Recent Airocide Agreements & Purchase Orders

2020

airocide
DEVELOPED BY NASA

2020 Revenue
$4.4M

2021

BOSTON RED SOX	3sixty BIOPHARMACEUTICALS	Santa Elena	
Installed Airocide at Fenway Park and Jet Blue Park	Exclusive Distribution Agreement for African continent	60 Units installed in a school in Uruguay	**Miscellaneous significant orders with new & potential new distributors:** • Scandinavia • Hungary • Vietnam • Japan
~$700k	**$3.5M minimum Over 1 Year**	**~$100k**	**~350k**
March	*May*	*June*	*Q2 -2021*

Milestones

Q1 - 2021	Q2 - 2021	Q3 - 2021	Q4 - 2021

Acquire Airocide Technology Platform

airocide

Partner with Boston Red Sox to install Airocide at Fenway Park and Jet Blue Park

Sign exclusive partnership agreement for Africa with 3Sixty in Africa

Announce Program with expansion to other urban schools in Uruguay

Partner with Denver Art Museum & Arapahoe County Library tests

Launch Airocide Aria Consumer model and website for D2C fulfillment

Announce additional sales with public sports arenas as economy opens wider

Mt. Sinai publishes results of clinical evaluation of our UVC disinfecting system

Corporate Overview (cont'd..)

Surface Disinfection

Lumicide

UVC LED Disinfection Solutions

- Joint Development Agreement with Axis Lighting
- Patented UVC solution scientifically proven lab to kill 99.99% of surface pathogens, including human coronavirus
- Used for killing bacteria and pathogens found in the air or residing on hard surfaces in proximity to the apparatus
- Presently in clinical validation trial at Mt. Sinai Hospital

axis

One of the largest independent architectural lighting companies in North America

Markets in Need of Scientifically Proven and Effective Disinfection Solutions

- Enhanced sales and marketing activities from Applied UV personnel who, in conjunction with the network of the Applied UV Board, have expansive resources to help drive adoption in industry sectors new to Airocide.

Healthcare	Hospitality	Tourism / Transportation	Retail	Sports & Entertainment Venues	Government	Commercial
airocide Healthcare			airocide Food	airocide		airocide Food airocide Wine
axis Lumicide  *Clinical evaluation data expected Q4-2021*	MunnWorks	• Cruise ships • Airlines • Airports • Car rental • Trains • Subways	• Shopping malls • Brick-and-mortar • Supermarkets	• Stadiums • Arenas • Movie Theaters • Concert Halls • Restaurants	• Schools • Offices • Transportation	• Offices • Distribution centers • Food distribution

Our Disinfection Technology and Solutions

Simple, Safe, & Effective:

Our Solution for Addressing Coronavirus & Other Pathogens


airocide
DEVELOPED BY NASA



Proven NASA-based technology for air disinfection

CED COANDA-EFFECT AERODYNAMICS

EDISON AWARDS

airocide® DEVELOPED BY NASA

- Developed with NASA to provide safe, clean air for the International Space Station
- FDA Cleared Medical Device (Class II)
- Advanced bioconversion technology uses photocatalytic oxidation to fully destroy airborne bacteria, mold, fungi, viruses, volatile organic compounds, VOC's, & many odors
- 2020 Revenue of $4.4M & EBITDA of $641,000.



Small spaces where aesthetics matter: residential spaces, hotel rooms

NASA


airocide

Commercial use: conference facilities, Athletic venues, Airports, hospitals, offices


airocide

Applied UV, Inc.

Airocide deployed across industry leaders in healthcare, food and wine

airocide® Healthcare

- Waiting Areas
- Examination Rooms
- Clinics
- Neonatal
- Operating Rooms
- Outpatient Surgery

airocide® Food

Del Monte Quality

SUPERVALU.

ESMERALDA

airocide® Wine

- Deployed in over 70 wineries

foley johnson

VIADER® Napa Valley

Joel Gott Wines

Tested by Academics, Governmental Organizations and Private Industries

Analysis of Effluent - Univ. of Wisconsin-Madison (USA)

- Ozone found to be below detectable levels and volatile organic compounds found to be in the very low parts per billion range

Clinical Settings Study – Texas A&M (USA)

- MRSA was present in the operating room and reduced by 100%
- Bacteria reduction of 69% in Ear, Nose & Throat Day surgery procedure, 25% in a surgical operation room and 95% in a surgical instrument sterile preparation room

Anthrax Study – NASA (USA)

- Tests showed as many as 93% of Anthrax spores that enter Airocide are destroyed

Del Monte Produce Distribution – Georgia (USA)

- Ethylene gas, a natural occurring gas in fruit produce that hastens ripening, was reduced by 99.8% in a cooler in 66 hours

Organic Produce wholesaler - Holland

- Reduced airborne fungi inside refrigerator cooler by an average of 96.8% in 72 hours

Floral Study - Esmeralda Farms, Colombia

- In Vitro propagation Lab saw a reduction airborne fungi by 100% and airborne bacteria by an average 98% over 8-weeks

"The Official Air Purification Provider of the Boston Red Sox"

- In March 2021, the Boston Red Sox partnered with Applied UV to install the Airocide System at Fenway Park and JetBlue Park (spring training facility)
- Project is valued at over $700k in Airocide products

airocide
DEVELOPED BY NASA

BOSTON RED SOX



2 million Red Sox fans attend annually
Most visited tourist attraction in New England
Host over 500 private events annually


jetBlue Park

Global Distribution

- Applied UV's access to capital, scalability and sales and marketing channels allows us to accelerate manufacturing and access new domestic and international markets.



airocide
airocide
airocide
airocide
airocide
airocide
airocide

Applied UV, Inc.

Airocide capabilities vs. the other solutions available in market today

Airocide is Simple Safe and effective

- Unwanted irritant by-products such as ozone Exposure to ground-level ozone may result in coughing, throat irritation, inflammation of the airways and impact lung function
-
- Airocide's proven technology combines UV light and a proprietary titanium based photocatalyst and does not produce ozone in measurable quantities as reported by independent, third-party laboratory studies

- Fine and ultrafine particulate matter has been shown to contribute to excess mortality and cardio-respiratory mortality

Tech/Results (comparison Matrix)	Materials Removed	Typical Use & Results	Safe, Robust & Consistent Efficacy Against Pathogens
Filters, HEPA-Based Purification	Particulate of > 0.3 microns	Vary depending on airflow. No elimination, only trapping. Frequent filter changes required to maintain efficacy.	
Airocide NASA PCO	Microorganisms including viruses, bacteria and mold, Volatile Organic Compounds	Eliminates all organic contaminants relating to indoor air quality. Produces no ozone or harmful byproducts. Medical grade air purification (FDA Cleared).	
BiPolar Ionization / Ionization	VOCs and Microorganisms	Emits active chemicals into the air which cannot be controlled. Produces VOCs in the process. EPA warnings exist.	
PECO	VOCs and Microorganisms	PECO Catalyst is embedded within a filter that becomes coated with particulate. Efficacy is lost from the start of operation, multiple filter changes required.	
Reactive Oxygen Species, Oxidising Molecules	VOCs and Microorganisms	Emits ozone and active chemicals into the air, which cannot be controlled. EPA warnings exist.	
Hydroxyls + Organic Oxidants, Reactive Molecules	VOCs and Microorganisms	Emits active chemicals into the air, which cannot be controlled. EPA warnings exist.	
Ozone	VOCs and Microorganisms	Emits ozone, which has been linked to cardiac and respiratory disease with exposure. Use is banned in many places. EPA warnings exist.	
PCO	VOCs and Microorganisms	Can produce ozone or dangerous intermediates.	



Lumicide

Surface Solutions

Growing the complex hospital vertical by leveraging an Industry Leader

Joint Development Agreement

October 2020

axis

One of the largest independent architectural lighting companies in North America

Applied UV, Inc.

(NASDAQ:AUVI)

Co-Develop and commercialize new LED-based technologies for use in the hospital sector


WHY CHOOSE
BalancedCare™
by axis
Wellness
Architectural Form
Functional Optics & Visual Comfort
Intelligent Control
Infection Control & Performance
Ease of Maintenance

Royalty payments to AUVI

Hospitality Segment

A global company that manufactures fine mirrors specifically for the hospitality industry

Gorgeous Homes

MARRIOTT

Wynn

FOUR SEASONS

Hilton

Lark HOTELS

HYATT

Holiday Inn & Suites

HOTEL ESSEX

Financials

Financials: Un-Audited Pro-Forma for Year Ending December 31

Revenue



In $ millions
2019
2020
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$-
$4.53
Akida
$9.10
AUVI
$4.40
Akida
$5.73
AUVI

Total	$13.63	$10.13

Note: Akida 12-month data as per fiscal year ended 9/30

Adjusted EBITDA (see Appendix)



In $ millions
2019
2020
$1.50
$1.00
$0.50
$-
$(0.50)
$(1.00)
$(1.50)
$(2.00)
$(2.50)
$(3.00)
$1.26
AUVI
$(0.14)
Akida
$0.64
Akida
$(2.56)
AUVI

Total	$1.12	($1.92)

Note: Akida 12-month data as per fiscal year ended 9/30

Applied UV, Inc.

Financials: (NASDAQ:AUVI) Quarterly

Revenue



in $ millions
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
$2.1
$1.7
$2.8
$1.6
$2.7
$1.0
$1.5
$2.3
180% increase
'19 '20
'19 '20
'19 '20
'20 '21
Q2
Q3
Q4
Q1

Adjusted EBITDA (see Appendix)



in $ millions
Q2
Q3
Q4
Q1
'19 '20
'19 '20
'19 '20
'20 '21
$1.0
$0.5
$0.0
-$0.5
-$1.0
-$1.5
-$2.0
-$2.5
$0.3
$0.1
$0.4
$(0.6)
$0.5
$(2.0)
$(0.1)
$(0.5)
75% decrease in EBITDA loss

Applied UV, Inc.

Capitalization / Ownership

Common Stock Equivalents as of March 31, 2021[1]	#
Common Stock	9,402,669
Options (weighted average price of $6.93)	446,314
Warrants (weighted average price of $5.80)	193,169

1. *Excludes 2,000 shares of Non-Convertible Series X Preferred Stock (voting stock). Preferred does not have dividends, liquidation rights or ratchets.*

Leadership

Experienced Leadership Team



Q Saeed
CEO and Director
Applied UV, Inc.
SteriLumen, Inc.



Michael Riccio
Chief Financial Officer
Applied UV, Inc.



Max Munn
President, Founder & Director
Applied UV, Inc.
CEO Munn Works



Jim Doyle
Chief Operating Officer
Applied UV, Inc.
SteriLumen, Inc

Strong Independent Board Leadership and Capability

Joel Kanter
Chairman



- President, Windy City Inc.
- CEO Walnut Financial: Sold to Tower Hill Capital Group in 1999 in transaction valued at $400 million
- Early-stage investor at BioHorizons, Clarisonic, Encore Medical, GranCare, HealthCare COMPARE, I-Flow, and Prolor
- Tulane University

Dr. Eugene A. Bauer, M.D.
Director



- Cofounder Demira, acquired by Eli Lilly in 2020 for $1.6 Billion
- Founder/Chief Medical Officer Peplin Inc.
- CEO Neosil Inc
- Cofounder & Board member Connetics (Nasdaq:CNCT)
- Dean, Stanford Medical School
- BS and MD from Northwestern University

Alastair J. Clemow, Ph.D.
Director



- Chairman Ensemble Orthopedics
- CEO Regentis Biomaterials
- Founder/CEO Nexgen Spine, Gelifex and Minimally Invasive Surgical Technologies
- Global SVP Business Development Johnson & Johnson
- University of Surrey (UK) BSc and PhD in metallurgy
- MBA, Columbia University

Dallas C. Hack, M.D., Colonel U.S. Army (retired)
Director



- Director Combat Casualty Care Research Program, US Army Medical Research
- Chair of Joint Technology Coordinating multi-Armed Services Biomedical Research Evaluation and Management (ASBREM) Committee
- Bronze Star recipient
- MPH, Johns Hopkins University | MSS, US Army War College

Eugene E. Burleson
Director



- President/CEO GranCare Inc, acquired by Apollo & merged with Living Centers of America to form Mariner
- Chairman Mariner Post-Acute Network
- President/COO & Director American Medical International (AMI)
- Chairman Alterra Healthcare
- Investor, Chairman & CEO of PET DRx, acquired by VCA Antech
- Director HealthMont Inc, acquired by SunLink
- BS & MBA East Tennessee State University

Applied UV, Inc.

Thank You!



APPENDIX: EBITDA Reconciliation - Unaudited

Unaudited Pro-Forma – AUVI [year ended 12/31]	2019	2020
Operating Income/(Loss)	1,169,034	($3,312,892)
Stock Based comp	85,000	687,505
Bad debt expense	-	50,000
D&A	8,121	17,638
Total	$1,262,155	($2,557,749)

Unaudited Pro-Forma – Akida [year ended 9/30]	2019	2020
Operating Income/(Loss)	($221,085)	$562,232
Stock Based comp	-	-
Bad debt expense	-	-
D&A	79,074	79,442
Total	($142,011)	$641,674

NASDAQ:AUVI	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021
Operating Income/(Loss)	$256,381	$435,523	$481,974	($78,377)	($13,689)	($894,967)	($2,325,859)	($720,896)
Stock Based comp					$101,607	279,707	$306,191	$210,741
Bad debt expense (recovery)					$50,000			($73,895)
D&A	$2,173	$2,173	$2,173	$2,173	$2,173	$9,182	$4,110	$100,109
Total	$258,554	$437,696	$484,147	($76,204)	$140,091	($606,078)	($2,015,558)	($483,941)